Exhibit 99.1

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

NEWS RELEASE

Kinross receives authorization to re-commence
advanced exploration at Fruta del Norte gold project in Ecuador

Toronto, Ontario, November 10, 2009 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today announced that it has obtained authorization from the Ecuadorian Ministry of Non-Renewable Natural Resources to re-commence advanced exploration activities at the Fruta del Norte (FDN) gold project in Zamora-Chinchipe province in Ecuador.

With this authorization, Kinross expects to re-commence its drilling program at FDN shortly. The program includes a 20,000 meter drilling campaign to support completion of a feasibility study. The Company plans to use four drills to execute the drilling campaign which is expected to take six months to complete.  Kinross expects to complete a pre-feasibility study in January 2010.

“The re-launch of the advanced exploration program is an important and positive development for the FDN project and for the mining industry in Ecuador,” said Tye Burt, President and CEO. ”We look forward to working closely with the government of Ecuador and local communities to advance the development of responsible mining at FDN,” he added.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: (416) 365-2744
erwyn.naidoo@kinross.com

www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, and those made in the “Risk Factors” section of our most recently filed Annual Information Form and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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